                                                  Filed by WebTrends Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215
                                                        P R E S S  R E L E A S E


INVESTOR RELATIONS CONTACT:                             PRESS RELATIONS CONTACT:
NANCI WERTS                                             BILL SCHNEIDER
WebTrends Corporation                                   WebTrends Corporation
503-294-7025 x 2564                                     503-294-7025 x 2362
nanciw@webtrends.com                                    bschneider@webtrends.com
                                                        HTTP://WWW.WEBTRENDS.COM



           WEBTRENDS CORPORATION ADJOURNS SPECIAL SHAREHOLDER MEETING

        PORTLAND, ORE. -- MARCH 26, 2001 -- WebTrends(R) Corporation (Nasdaq:
WEBT), announced today that the Special Meeting of Shareholders of WebTrends Corporation to consider and vote on the proposed merger with NetIQ(R) Corporation was adjourned until Friday, March 30, 2001, at 10:00 a.m. at the Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon 97204.

ABOUT WEBTRENDS

        Founded in 1993, WebTrends Corporation (Nasdaq:WEBT) is a leading provider of Visitor Relationship Management and eBusiness Intelligence solutions for Internet and intranet servers and firewalls. WebTrends offers organizations a comprehensive set of solutions to improve the return on investment from eBusiness initiatives. The company is headquartered in Portland, OR. For more information, please visit WebTrends' Web site at HTTP://WWW.WEBTRENDS.COM or call 503-294-7025.

    WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed above.

    SHAREHOLDERS OF WEBTRENDS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED ABOVE.